Exhibit 99.3

Certification of Chairman of the Board, President and Chief Executive Officer
Pursuant to Title 18, United States Code, Section 1350,
As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

                    Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s Annual Report on Form 40-F for the year ended April 25, 2004 (the “Report”) fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 23rd day of July, 2004.	/s/ Alain Bouchard

Name: Alain Bouchard

Title: Chairman of the Board, President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the issuer and will be retained by the issuer and furnished to the Securities and Exchange Commission or its staff upon request.

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Exhibit 99.3

Certification of the Executive Vice-President and Chief Financial Officer
Pursuant to Title 18, United States Code, Section 1350,
As Adopted Pursuant to Section 906 of The Sarbanes-Oxley Act of 2002

                    Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s Annual Report on Form 40-F for the year ended April 25, 2004 (the “Report”) fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 23rd day of July, 2004.	/s/ Richard Fortin

Name: Richard Fortin

Title: Executive Vice-President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to the issuer and will be retained by the issuer and furnished to the Securities and Exchange Commission or its staff upon request.

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